February 7, 2014

Via EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Modern Holdings Incorporated Registration Statement on Form S-1 Initially Confidentially Submitted on October 3, 2013 CIK No. 941436

Dear Mr. Shuman:

On behalf of Modern Holdings Incorporated (the “Company”) enclosed is the Company’s Registration Statement on Form S-1 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (the Commission”), marked to show changes from the Draft Registration Statement submitted to the Commission on December 31, 2013.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff to the Commission (the “Staff”) set forth in the Staff’s letter dated January 16, 2014. For the convenience of the Staff, we are supplementally providing marked copies of the Registration Statement with exhibits.

Set forth below are the Comments and the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement. Capitalized terms used but not defined below shall have the meanings given to them in the Registration Statement.

General

1.	In your response letter, please more fully describe the June 1999 reorganization though which GU-INC became a wholly-owned subsidiary of Great Universal LLC and Modern Holdings became a majority owned subsidiary of Great Universal. Identify the parties to the reorganization and the securities that were issued or exchanged in the transactions among the parties. Please tell us whether securities issuances in the transaction were registered or believed exempt from registration. If an exemption was relied upon, describe the basis of the belief the issuances were exempt. More fully explain the effect of the reorganization on the rights and obligations of the issuer of the warrants as well as the rights of the warrant holders. Finally, please tell us the entity whose shareholders voted in approval or provided consents to the reorganization.

Response:

Summary

In June 1999, GU-INC. effected the Reorganization in which GU-INC. became a wholly-owned subsidiary of Great Universal LLC (“Great Universal”), and Modern Holdings, which was formerly a majority owned subsidiary of GU-INC., became a majority-owned subsidiary of Great Universal. The purpose of the Reorganization was to group the subsidiaries and assets of the GU-INC. in to two separate holding companies: XSource, holding internet-related companies and NewCo. (defined below), holding all other assets. All of the transactions in the Reorganization were private transactions among a small number of entities under the common control of MIC-USA. The consolidated financial statements of NewCo. for the years ended December 31, 2001 and 2000 (the “NewCo. Financial Statements”) state that the Reorganization was accounted for as a reorganization of companies under common control. Any issuances of securities in the Reorganization were therefore exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933. MIC-USA, as the controlling party of all entities in the Reorganization, consented to all the transactions. To assist the Staff in its review, attached to this letter is a schematic representation of the Reorganization.

Prior to the Reorganization, MIC-USA owned 100% of the issued and outstanding common stock of American Satellite Network, Inc. (“ASN”). Those shares of common stock (3,867,287 shares), were the shares for which the Warrants were exercisable pursuant to the Warrant Agreement. On May 21, 1997, ASN changed its name to Great Universal Incorporated, or GU-INC.

On September 29, 1994, Innova International Corporation was formed. The name of Innova International Corporation was changed to XSource Corporation on April 1, 1999, and on January 29, 2003, the name of XSource Corporation was changed to Modern Holdings Incorporated. On January 1, 1995 GU-INC. acquired 61.95% of the capital stock of XSource Corporation (Modern Holdings).

On February 10, 1999, MIC-USA formed Great Universal. The Limited Liability Company Agreement of Great Universal states that MIC-USA contributed $1.00 of Capital to Great Universal and that MIC-USA was the sole initial member of Great Universal. On the same date MIC-USA also formed GUI NewCo., Inc., a Delaware Corporation (“NewCo.”). NewCo. was 100% owned by MIC-USA immediately prior to the Reorganization.

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MIC-USA contributed its ownership of 100% of the issued and outstanding common stock of GU-INC. to Great Universal, its wholly-owned subsidiary, for no additional consideration. As a result, GU-INC. became a wholly-owned subsidiary of Great Universal.

Pursuant to a Merger Agreement dated June 18, 1999 between Great Universal and GU-INC., GU-INC. merged (the “GU-INC. Merger”) with and into Great Universal, with Great Universal as the surviving entity. The merger agreement was executed by officers of Great Universal and GU-INC, respectively. No securities were issued to MIC-USA or Great Universal as a result of the GU-INC. Merger. As a result of the GU-INC. Merger all the assets and liabilities of GUI-INC. became the assets and liabilities of Great Universal, including the common stock of XSource Corporation (Modern Holdings).

As part of the Reorganization, on June 18, 1999 MIC-USA and Great Universal entered into an Assignment and Assumption Agreement whereby Great Universal assumed from MIC-USA all of MIC-USA’s rights and obligations under the Warrants and the Warrant Agreement (the “Warrant Assignment”). Pursuant to the Warrant Assignment, each Warrant entitled the warrant holder to purchase from Great Universal one share of NewCo. common stock and 2.058581 shares of Modern Holdings common stock at an exercise price of $1.30 per Warrant, subject to adjustment. The Warrant Agreement provides, pursuant to Section 9 thereof, for the adjustment to the terms of the Warrants upon a recapitalization or exchange, sale of assets, merger, consolidation or reorganization.

Pursuant to the Contribution Agreement effective as of January 1, 2013 between Great Universal and Modern Holdings, Great Universal contributed 100% of the issued and outstanding common stock of NewCo. to Modern Holdings. No additional shares of Modern Holdings common stock or any other property or security was issued to Great Universal in return for the contribution of the NewCo. stock. As a result, the Warrants are exercisable solely for Modern Holdings common stock, however, warrant holders would receive upon exercise of the Warrant the benefit of the value of NewCo.

2.	Please provide a legal analysis in your response of whether a new class of warrants was issued through the Assignment and Assumption Agreement entered on June 21, 1999.

Response: The Warrants were originally issued in connection with the GU-INC. Merger in order to give the shareholders of Millicom the opportunity to realize the potential value associated an assortment of investments of Millicom that were transferred to ASN immediately prior to the GU-INC. Merger. While it was not anticipated that over 20 years would pass before the registration statement called for in the Warrant Agreement would be filed, it was inevitable that the assortment of assets for which the Warrants would be exercisable would vary over time.

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Pursuant to the Assignment and Assumption Agreement, however, not only did the underlying assets vary, but the obligor under the Warrant Agreement also changed. A warrant is simply a contract granting the holder thereof the right to acquire shares of stock. That a different entity has become obligated to deliver the securities issuable upon exercise of the Warrants does not create a new class of warrants. Similarly, the fact that the securities for which the Warrants are exercisable were modified as a result of an internal reorganization in accordance with the terms of the Warrant Agreement does not constitute the creation of a new class of warrants. Further, as noted in our response to Comment 1, the Warrant Agreement by its terms contemplates and provided for adjustments to the terms of the Warrants upon a recapitalization or exchange, sale of assets, merger, consolidation or reorganization.

Directors and Executive Officers

Director Independence, page 37

3.	We note the disclosure added in response to prior comment 18. Please further update your disclosure to provide all information required by Item 407(a) of Regulation S-K. We note as an example that you have not identified the definition used in determining that all your directors are independent. See Item 407(a)(1)(ii) of Regulation S-K.

Response: The Company has revised the disclosure on page 37 of the prospectus to address this Comment.

4.	We acknowledge your response to prior comment 19. It appears you should provide additional disclosure for Mr. Guy that is responsive to the requirements of Item 401(f)(1) of Regulation S-K. Please revise or advise.

Response: the Company respectfully notes that Mr. Guy’s tenure on the board of directors of Kodi Klip LLC is not required to be disclosed pursuant to Item 401 of Regulation S-K. Item 401(f)(1) would require such disclosure only if Mr. Guy had served as an executive officer of Kodi Klip during the preceding two years, which he did not. Item 401(f)(1) requires disclosure only where an individual recently served as an executive officer – not solely as a director – of a company involved in a bankruptcy or insolvency proceeding. We note that in 1994 the SEC proposed to expand the disclosure relating to the initiation of bankruptcy or insolvency proceedings to include companies for which the individual in question served as a director, but ultimately did not adopt the proposed amendment (See Release No. 33-7106 (November 1, 1994)).

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Executive Compensation, page 38

5.	Please update this section to provide compensatory information relating to 2013, your last fiscal year as that term is used in Item 402 of Regulation S-K.

Response: The Company has revised the disclosure on page 38 of the prospectus to include compensatory information relating to 2013.

Certain Relationships and Related Party Transactions, page 39

6.	Consistent with the preceding comment, update this section to present information for the most recently completed fiscal year, 2013.

Response: The Company has revised the disclosure on page 38 of the prospectus to include compensatory information relating to 2013.

Security Ownership of Certain Beneficial Owners and Management, page 43

7.	We acknowledge the revisions made in response to prior comment 21, however, footnotes 2 and 4 continue to retain disclaimers of beneficial ownership. As noted in prior comment 21, beneficial ownership disclosure in this table is based on voting and/or investment power. Please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. Alternatively, delete the disclaimers.

Response: The Company has deleted the disclaimers on page 43 of the prospectus.

8.	We acknowledge your response to prior comment 22, however, beneficial ownership disclosure in this table is not limited solely to officers and directors of the registrant. See Item 403(a) of Regulation S-K and Instruction 2 to Item 403 of Regulation S-K. Please revise to disclose the names of all persons who have shared voting and/or investment power over the securities owned by Brookstone Partners LLC or provide a legal analysis supporting your belief that you are not required to do so.

Response: The Company has disclosed the additional owners of Brookstone Partners LLC on page 43 of the prospectus.

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Note 2 – Summary of Significant Accounting Policies

Available-For-Sale Investments of a Related Party, page F-10

9.	We note from your response to prior comment 25 that you recognized a gain of $612,817 upon the transfer of related party equity securities to an affiliate in satisfaction of amounts owed to the affiliate. Please tell us how you determined that gain recognition was appropriate when the transfer was to a related party.

Response: The Company recorded a gain on sale of investment of a related party of $612,817 in its 2012 results of operations. The realized gain was calculated using a readily available quoted share price on the date of sale of the investment. The date of sale represents the date that the Company legally transferred our ownership shares in Millicom International Cellular S.A to the affiliated company in connection with settlement of an intercompany payable to that affiliated company. The gain of $612,817 was recorded as a realization of an asset and not as a settlement of the intercompany payable to an affiliated company. Thus, we believe that recording the gain was the appropriate accounting treatment.

Note 10 –Income Taxes, page F-29

10.	We note your response to prior comment 28. Please explain why the balance for the unrecognized tax benefit equals the deferred asset amount recorded as a result of the NOL. Tell us how you measured the unrecognized tax benefits. We refer you to ASC 740-10-25-16. Indicate how you measured the amount of recognized tax benefit. We refer you to ASC 740-10-55-3. Describe the nature of the uncertainty in your tax position and explain why you believe your tax position might not be sustained upon examination. We refer you to ASC 740-10-55-99. Paragraph ASC 740-10-30-7 addresses whether benefits can be realized upon settlement with a taxing authority.

Response: The section in Note 10 (beginning on F-23) which summarizes the activity related to the gross unrecognized tax benefits from January 1, 2011 through December 31, 2012 has consistently been comprised in previous financial statements solely of the unrecognized deferred asset relating to the net operating loss carryforward. Accordingly, the financial statements have followed this consistent treatment, however in view of ASC 740-10-25-16’s definition of unrecognized tax benefits, we have incorrectly labeled the unrecognized deferred assets relating to the net operating loss carryforward as unrecognized tax benefits. We have changed the caption in the rate reconciliation table from “Unrecognized tax benefits” to “Increase (decrease) in valuation allowance”.

In addition, the table containing the rollforward of unrecognized tax benefits has been deleted in the audited and unaudited financial statements and the following disclosure has been added to Note 10 in the audited financial statements:

“The Company did not have unrecognized tax benefits as of December 31, 2011 nor December 31, 2012 and does not expect this to change significantly over the next twelve months. As of December 31, 2012, the Company has not accrued interest or penalties related to uncertain tax positions.”

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The following disclosure has been added to Note 10 in the unaudited financial statements:

“The Company did not have unrecognized tax benefits as of September 30, 2013 nor December 31, 2012 and does not expect this to change significantly over the next twelve months. As of September 30, 2013 and December 31, 2012, the Company has not accrued interest or penalties related to uncertain tax positions.”

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Puttable Noncontrolling Interest, page F-37

11.	We note that in July and September 2013 28.5% of the noncontrolling interest were put to you and that you believe the liability recorded on the balance sheet is “sufficient for any subsequent payments.” Tell us how you accounted for exercise of the put and describe how you determined the redemption amount. Please provide us with that amount and reconcile any difference between that amount and the put noncontrolling interest balance as of September 30, 2013.

Response: We have been accounting for the puttable noncontrolling interest (“NCI”) in accordance with ASC 810. After that attribution, the Company has considered the provisions of ASC 480-10-S99-3A to determine whether any further adjustments are necessary to increase the carrying value of redeemable NCI based upon the “Unit Put FMV” as defined in the Innova Claims Management, LLC formation agreement. The amount presented in temporary equity is the greater of the NCI balance determined pursuant to ASC 810 or the amount determined pursuant to ASC 480-10-S99-3A. To date, no further adjustment has been necessary to the balance of NCI from the amount recorded in accordance with ASC 810.

As noted in the formation agreement, the “Unit Put FMV” equals the quotient obtained by dividing (A) the product of four and one-half (4.5) times TTM EBITDA, by (B) Total Units, where (i) “Total Units” means the total number of Units of the Company that are then issued and outstanding to all Members, and (ii) “TTM EBITDA” means the Company’s consolidated earnings before interest, taxes, depreciation and amortization charges, calculated in accordance with GAAP, for the twelve month period ending on the last day of the month in which the Put Notice is issued; provided, that for purposes hereof, TTM EBITDA shall be calculated (1) without giving effect to any impact on the Company’s earnings for the applicable period as a result of any accruals for or payments of any management fees owing or paid to Modern Holdings or any of its Affiliates, and (2) otherwise in a manner which is consistent with the Company’s audited (to the extent available) and unaudited financial statements covering the applicable period.

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The TTM EBITDA of Innova is calculated at $882,156 as of September 30, 2013. Multiplying the TTM EBITDA by 4.5 times and multiplying by 7.5% (outstanding NCI percentage) equals $297,728 as compared to the Puttable NonControlling Interest balance currently recorded on the consolidated balance sheet of $679,284 as of September 30, 2013.

Innova’s TTM EBITDA for the period ended July 31, 2013 is negative and as such, the put value for the two owners representing 22.5% of the NCI who put their shares in July is calculated at zero.

Currently, the former owners are disputing the calculation of TTM EBITDA and as such, amount due to the former owners, if any, have not been finalized.

Please call the undersigned at (973) 491-3315 with any questions or for any further information. Thank you for your assistance.

Very truly yours,

/s/ James T. Seery

James T. Seery

JTS/rmg

cc:     Henry L. Guy, President and Chief Executive Officer

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Prior to the Reorganization

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During the Reorganization

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After the Reorganization

MIC - USA
Former Millicom Shareholders
Warrants
100%
Great Universal, LLC
NewCo.
57%
Warrants
X Source (Modern Holdings)

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